The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

July 2, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE OF RESOLUTIONS OF THE 2ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.


03024322



Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

June 27, 2003

To: Shareholders

Kiichiro Furusawa
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

NOTICE OF RESOLUTIONS OF THE 2ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

We are to inform you of the following reports and resolutions made at the Company's 2nd Ordinary General Meeting of Shareholders held on June 27, 2003:

Matters to be reported

Matters concerning report on the balance sheet as of March 31, 2003, and the statement of income and the business report for the 2nd term (from April 1, 2002 to March 31, 2003)

The contents of the above statements were reported.

Matters to be resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 2nd term

This agendum was approved and resolved as originally proposed.
There is no dividend for common stock. But the dividend is ¥40 per share annually for Class I preferred stock, ¥14.40 per share annually for Class II preferred stock, and ¥20 per share annually for Class III preferred stock.

Agendum 2: Partial amendment of the Articles of Incorporation

This agendum was approved and resolved as originally proposed.
Contents of major amendments are as follows:

1. With the extension of the term of office of an auditor to four years following the enactment of the Law concerning Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Stock Corporations (Kabushiki Kaisha) (Law

No. 149 of 2001) to enhance the functions of auditors on May 1, 2002, necessary revisions, including amendments to words and phrases in the relevant provisions, are to be made.

2. On April 1, 2003, the "Law concerning Amendments to the Commercial Code, etc." (Law No. 44 of 2002), which makes stock-related and corporate governance-related revisions, was enacted.

   Given such changes, words and phrases in the provisions related to the creation of a stock certificate lapse system are to be revised. In addition, new provisions to introduce a system for accumulating fractional shares less than a trade stock unit are to be established so that services to shareholders can be enhanced, and also new provisions to relax the quorum for special resolutions of general meetings of shareholders are to be established, thereby ensuring deliberations of special resolution matters of general meetings of shareholders. Other necessary revisions, such as revision of words and phrases, are also to be made

   In this connection, the provisions involving the system to accumulate fractional shares less than a trade stock unit shall take effect from July 1, 2003, and a supplementary regulation stipulating this effect will be established. The regulation shall be deleted after said provisions become effective.

Agendum 3: Matters concerning election of all five (5) Directors due to expiration of office terms

Messrs. Kiichiro Furusawa, Kazuo Tanabe, Tadashi Kawai, Michio Taki and Jun Okuno were re-elected as originally proposed. All Directors assumed their respective offices.

Agendum 4: Matters concerning granting of retirement allowances to retiring Directors.

With respect to this agendum, it was approved and resolved that the retirement grants to retiring Directors, Messrs. Hiroshi Yamaguchi, Hisao Muramoto and Tomohiro Ito to be paid in appreciation of their services to the Company during their respective terms of office within the reasonable range based on the relevant standards set by the Company; and that the dicision of the amounts, date of presentation and procedures for the grants be entrusted to the Board of Directors.

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